DELIVERY INVOICE
__________

Company: St. Paul Fire & Marine Insurance Company

THE HUNTINGTON FUNDS AND HUNTINGTON	Policy Inception/Effective Date: 10/01/15
2960 NORTH MERIDIAN STREET	Agency Number: 3417271
SUITE 300	Huntington Ins. Inc.
INDIANAPOLIS, IN 46208	Transaction Type:
Endorsement
Transaction number: 4
Processing date: 10/02/2015

Policy Number:
ZBN-31M14899-14-N2

Attn: Vicky Dielman
HUNTINGTON INSURANCE INC.
1670 INDIAN WOOD CIRCLE
MAUMEE, OHIO 43537

Policy Number	Description	Amount	Surtax/ Surcharge
31M14899	Investment Company Blanket Bond Extension of Policy Period From 10/01/2014 to 12/31/2015 Additional Premium Charged	$2,946

Account Date	Due Date	Premium	Comm. Rate	Payment Plan Service Charge	Surtax/ Surcharge
		$2,946	0%

Agents Will Not Receive Commission On Payment Plan Service Charge, Surtax Or Surcharge. Please Report These Items Separately On Your Accounts.

DELIVERY INVOICE
__________

Company: St. Paul Fire & Marine Insurance Company

THE HUNTINGTON FUNDS AND HUNTINGTON	Policy Inception/Effective Date: 10/01/15
2960 NORTH MERIDIAN STREET	Agency Number: 3417271
SUITE 300	Huntington Ins. Inc.
INDIANAPOLIS, IN 46208	Transaction Type:
Endorsement
Transaction number: 4
Processing date: 10/02/2015

Policy Number:
ZBN-31M14899-14-N2

Attn: Vicky Dielman
HUNTINGTON INSURANCE INC.
1670 INDIAN WOOD CIRCLE
MAUMEE, OHIO 43537

Policy Number	Description	Amount	Surtax/ Surcharge
31M14899	Investment Company Blanket Bond Extension of Policy Period From 10/01/2014 to 12/31/2015 Additional Premium Charged	$2,946

Account Date	Due Date	Premium	Comm. Rate	Payment Plan Service Charge	Surtax/ Surcharge

Agents Will Not Receive Commission On Payment Plan Service Charge, Surtax Or Surcharge. Please Report These Items Separately On Your Accounts.

JOINT FIDELITY BOND

ALLOCATION AGREEMENT

September 24, 2015

WHEREAS, Huntington Strategy Shares (“Strategy Shares”) and the Huntington Funds (“the Funds”) are open-end management investment companies registered as such under the Investment Company Act of 1940, as amended (“1940 Act”), consisting of investment portfolios as detailed in the extension to the Funds and Strategy Shares policy effective October 1, 2015; and

WHEREAS, Strategy Shares and the Funds are each required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, Rule 17g-1(b) provides that the fidelity bond may be in the form of a joint insured bond covering Strategy Shares and the Funds; and

WHEREAS, the Trustees of Strategy Shares and the Funds, including a majority of such Trustees who are not “interested persons” (as that term is in defined in the 1940 Act) have made the required determinations under Rule 17g-1, including those provisions specifically applicable to a joint insured bond;

NOW, THEREFORE, Strategy Shares and the Funds hereby agree as follows:

1.	Each of Strategy Shares and the Funds will pay a portion of the premiums for the joint insured fidelity bond which is allocated (pro rata according to the percentage each of their net assets bear to the aggregate net assets of all the insured parties).

2.	In the event recovery is received under the joint insured bond as a result of a loss sustained by the insured parties, each party shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which such party would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.	This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

HUNTINGTON STRATEGY SHARES		HUNTINGTON FUNDS

By:	/s/ Bryan Ashmus	By:	/s/ Daniel Brewer
	Bryan Ashmus		Daniel Brewer
	Chief Financial Officer/Treasurer		President and Chief Executive Officer

MINUTES EXCERPT

COMBINED MEETING OF THE BOARD OF TRUSTEES

THE HUNTINGTON FUNDS

HUNTINGTON STRATEGY SHARES

SEPTEMBER 24, 2015

RESOLVED, that the Board, including a majority of the Trustees that are not “interested persons” (as defined in the Investment Company Act of 1940) (“Independent Trustees”), voting separately, hereby authorizes and approves the extension of the existing Directors and Officers/Errors and Omissions Insurance and Fidelity Bond coverage to December 31, 2015, for the Huntington Funds and Huntington Strategy Shares in the amounts and on the terms presented at the meeting (the “Policy”), having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Huntington Funds and Huntington Strategy Shares to which any covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Huntington Funds and Huntington Strategy Shares; and be it

FURTHER RESOLVED, that the Secretary of the Huntington Funds and Huntington Strategy Shares, or other officer occupying a similar position, is designated as the person who shall make the filings and give the notices required by Rule 17g-1; and be it

FURTHER RESOLVED, that the premium on the Policy to be allocated to the Huntington Funds and Huntington Strategy Shares and each of the portfolios thereof, as presented at the meeting, is fair, reasonable and approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the amount of the Policy and the amount of the premium for such Policy, the number of other parties named as insureds, the nature of the business activities of such other parties, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premiums allocated to the Huntington Funds and Huntington Strategy Shares is less than the premium each Trust would have had to pay if it had provided and maintained a single policy; and be it

FURTHER RESOLVED, that the actions of the officers of the Huntington Funds and Huntington Strategy Shares in obtaining the Policy be, and the same hereby are, approved, ratified and confirmed; and be it

FURTHER RESOLVED, that the Joint Fidelity Bond Allocation Agreement between the Huntington Funds and Huntington Strategy Shares, in substantially the form presented at this meeting, be and hereby is approved; and be it

FURTHER RESOLVED, that the Board directs the appropriate officers of the Huntington Funds and Huntington Strategy Shares to execute and deliver the Joint Fidelity Bond Allocation Agreement, in substantially the form presented at this meeting.